EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 23, 2010, with respect to the consolidated balance sheets of Federal-Mogul Corporation and subsidiaries as of December 31, 2009 and 2008 (Successor), and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2009 and 2008 (Successor) and 2007 (Predecessor), included in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-158705) and related Prospectus of Icahn Enterprises L.P. for the registration of depositary units, preferred units, debt securities, warrants, and guarantees of debt securities.

/s/ Ernst & Young LLP

Detroit, Michigan
April 12, 2010